FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2005
Commission File Number: 001-14278

QUILMES INDUSTRIAL (QUINSA),
SOCIÉTÉ ANONYME

(Translation of registrant’s name into English)

84, GRAND RUE L-1660 LUXEMBOURG,
GRAND-DUCHY OF LUXEMBOURG

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

QUILMES INDUSTRIAL (QUINSA), S.A.

Item

1.	Press Release entitled “QUILMES INDUSTRIAL (QUINSA) ANNOUNCES VOLUMES FOR THE
SECOND QUARTER 2005”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUILMES INDUSTRIAL (QUINSA), S.A.
Date: July 15, 2005	By:	/s/ Agustin Garcia Mansilla
		Name:	Agustin Garcia Mansilla
		Title:	Chief Executive Officer

84 Grand-Rue • Luxembourg
Tel: +352.473.884 • Fax: +352.226.056

CONTACT:

Francis Cressall
Quilmes Industrial (Quinsa) S.A.
+5411-4321-2744
FOR IMMEDIATE RELEASE

QUILMES INDUSTRIAL (QUINSA) ANNOUNCES VOLUMES FOR THE
SECOND QUARTER 2005

LUXEMBOURG – JULY 14, 2005 — Quilmes Industrial (Quinsa) S.A. (NYSE:LQU) today announced the volumes for the second quarter of 2005. Volumes for each business segment and percent change compared to the same period in 2004 were as disclosed in the table below:

	2nd Q		2nd Q	6 mths to		6 mths to
	2005	% Change	2004	June 05	% Change	June 04
	Volume		Volume	Volume		Volume
	(’000 hls)		(’000 hls)	(’000 hls)		(’000 hls)
Argentina
Beer	1,957	6.3	1,841	5,303	5.9	5,005
Soft Drinks & Other	1,590	23.4	1,289	3,605	22.3	2,947
Bolivia – Beer	483	12.8	428	1,010	8.7	929
Chile - Beer	92	34.4	68	219	25.0	175
Paraguay – Beer	401	19.0	337	988	13.9	868
Uruguay
Beer	92	2.8	89	295	17.7	251
Soft Drinks & Other	79	38.6	57	165	27.9	129
Intercompany	(6)	—	(4)	(2)	—	(1)
TOTAL — Beer	3,019	9.4	2,759	7,782	8.0	7,206
TOTAL – SD & Other	1,669	24.0	1,346	3,768	22.6	3,075

ABOUT QUINSA

Quinsa is a Luxembourg-based holding company that controls 87.6 percent of Quilmes International (Bermuda) (“QIB”). The remaining 12.4 percent stake is held by Beverage Associates (BAC) Corp. (“BAC”) and by Companhia de Bebidas das Americas — AmBev (“AmBev”).

Quinsa, through QIB, controls beverage and malting businesses in five Latin American countries. Its beer brands are strong market leaders in Argentina, Bolivia, Paraguay and Uruguay, and have a presence in Chile. Further, pursuant to the Company’s strategic alliance with AmBev, it has entered into license and distribution agreements to produce and sell the AmBev brands in Argentina, Bolivia, Paraguay and Uruguay. Similarly, under the agreements, AmBev may produce and distribute Quinsa’s brands in Brazil.

The Company also has bottling and franchise agreements with PepsiCo, and thus accounts for 100% of PepsiCo beverage sales in Uruguay and more than 80% of PepsiCo beverage sales in Argentina.

Quinsa’s Class A and Class B shares are listed on the Luxembourg Stock Exchange (Reuters codes: QUIN.LU and QUINp.LU). Quinsa’s American Depository Shares, representing the Company’s Class B shares, are listed on the New York Stock Exchange (NYSE:LQU).

Quinsa’s web address: www.quinsa.com or www.quinsa.com.ar

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